June 4, 2013

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Rufus Decker

RE:	ArcelorMittal Form 20-F for the Year ended December 31, 2012 Filed February 15, 2013 File No. 1-35788

Dear Mr. Decker:

By letter dated May 22, 2013, the staff of the Securities and Exchange Commission (the “Staff”) sent ArcelorMittal (“ArcelorMittal” or the “Company”) comments on its above-referenced Annual Report on Form 20-F (“Form 20-F”).  This letter sets forth ArcelorMittal’s responses to the Staff’s comments.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, the text of each of which we have incorporated into this response letter for convenience.

Securities and Exchange Commission, p. 2

Form 20-F for the Year Ended December 31, 2012

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

The Company acknowledges the Staff’s comment and has, where appropriate, in its responses below set out the additional or revised disclosure that it proposes to include in its future filings.

Financial Statements
Note 11: Property, Plant and Equipment, page F-40

2.
Please confirm that you do not have any property, plant and equipment amounts for which the fair value is materially different from the carrying value or tell us how you considered providing the disclosures in IAS 16.79(d). For any asset groups for which the fair value did not significantly exceed the carrying value, please tell us the carrying value of the asset groups and explain the extent to which you believe the carrying value of these asset groups are at risk for future impairment. Please also tell us what consideration you gave to the provisions of IAS 16.79(b) and (c), as well.

The Company acknowledges the Staff’s comment. The Company measures the recoverability of its property, plant and equipment based on the value in use concept as defined by IAS 36 Impairment of Assets. The Company does not have readily available information on fair value of its property, plant and equipment as described in paragraph (d) of IAS 16.79 and believes that obtaining such information would be cumbersome and costly. The Company’s property, plant and equipment is dispersed among numerous geographies, is highly specialized to our industry and often has little or no observable inputs to fair value.  In order to provide disclosure of the fair value of property, plant and equipment, it would be necessary to develop additional internal processes to gather information for this disclosure.  Additionally, the Company has not previously received inquiries from analysts or investors related to the difference between fair value and carrying amount of property, plant and equipment. The difference between fair value and carrying amount is not particularly relevant given our industry where sales of facilities are relatively infrequent.  The Company notes that the disclosure listed in IAS 16.79 is encouraged if the information is useful to users of the financial statements; however, it is not mandatory.  Given the incremental cost, complexity and burdensome effort to produce such disclosures, the Company respectfully proposes not to include these encouraged, but not mandatory, disclosures related to the difference between fair value and carrying amount of property, plant and equipment.

In addition, while the Form 20-F includes disclosure in accordance with paragraph (a) of IAS 16.79 (i.e., the carrying amount of temporarily idle property, plant and equipment) because the Company considers this information as useful to investors considering the current market situation, it does not include disclosure in accordance with paragraphs (b) and (c) of IAS 16.79.  The Company proposes to include disclosure in accordance with paragraph (c) regarding the carrying amount of property, plant and equipment retired from active use and not classified as held for sale in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations in its future filings as it believes this information may be relevant and useful to  investors. It proposes not to include disclosure in accordance with paragraph (b) as it considers that such information regarding historical acquisition cost of fully depreciated property, plant and equipment may be less relevant to investors and cumbersome to obtain due to the practical difficulties implied by an analysis asset by asset at the lowest level of granularity of the Company’s very voluminous fixed asset ledgers.

Securities and Exchange Commission, p. 3

Note 20: Income Tax, page F-68

3.
We note that your income tax rate reconciliation includes a $9.6 billion adjustment for permanent items which is comprised primarily of non tax deductible provisions. Your disclosure on page F-69 attributes a portion of that permanent item to the $4.3 billion goodwill impairment charge recognized during 2012, however it appears that there may be other material items included within this line item which have not been described. Considering the significant impact that the increase in permanent items had upon your income tax benefit for 2012, please revise your future filings to quantify and more fully describe the components of your non tax deductible provisions for the year ended December 31, 2012.

The Company acknowledges the Staff’s comment.  The Company notes that it has provided a breakdown of the $9.6 billion relating to permanent items in the table at the bottom of page F-68 of the Form 20-F and detailed information on the components thereof, which is copied for the Staff’s convenience below (in $ million):

The permanent items consist of:
	Year ended December 31,
	2010	2011	2012
Notional Interest Deduction	(733)	(706)	(154)
Juros sobre o Capital Próprio (“JSCP”)	(51)	-	(2)
Interest recapture	554	602	294
Non tax deductible goodwill impairment	-	-	1,260
Tax deductible write-down on shares	-	-	(11,083)
Non tax deductible provisions	-	(20)	-
Other permanent items	(63)	95	46
Total permanent items	(293)	(29)	(9,639)

Notional Interest Deduction (“NID”): Corporate taxpayers in Belgium can benefit from a tax deduction corresponding to an amount of interest which is calculated based on their (adjusted) equity as determined in conformity with general accepted accounting principles in Belgium, which differs from IFRS. The applicable interest rate used in calculating this tax deduction is 3% for 2012. Excess NID build up as from 2012 cannot be carried forward anymore whereas excess NID related to the period before 2012 can be carried forward within certain limits.

Juros sobre o Capital Próprio (“JSCP”): Corporate taxpayers in Brazil, who distribute a dividend can benefit from a tax deduction corresponding to an amount of interest calculated as a yield on capital. The deduction is determined as the lower of the interest as calculated by application of the Brazilian long term interest rate on the opening balance of capital and reserves, and 50% of the income for the year or accumulated profits from the previous year. For book purposes, this distribution of interest on capital is regarded as a dividend distribution, while for Brazilian tax purposes it is regarded as tax deductible interest.

Securities and Exchange Commission, p. 4

Interest recapture: Based on a specific provision in the Luxembourg tax law, interest expenses on loans contracted to acquire a participation (‘tainted debt’) are not tax deductible when (tax exempt) dividend payments are received and/or capital gains are realized that can be linked to the tainted debt. The interest expenses are only deductible to the extent it exceeds the tax exempt income arising from the participation. In case of tax exempt capital gains, expenses related to the participations and any prior deductible write-downs in the value of the participation which have previously reduced the Luxembourg taxable base, become taxable (claw-back).

Non tax deductible goodwill impairment: In December 2012 ArcelorMittal has partially impaired the goodwill in its European businesses for a total amount of 4.3 billion, due to a weaker macro economic and market environment in Europe. This follows the completion of its yearly goodwill impairment test, as required by IFRS.

Tax deductible write-down on shares: In connection with the group impairment test for goodwill and property, plant and equipment (“PP&E”), the recoverability of carrying amounts of investments was also reviewed, resulting in write-down of the value of shares of consolidated subsidiaries in Luxembourg which is principally tax deductible.

As shown in the table, the most significant component of the permanent items in 2012 was the tax deductible write-down on shares, in the amount of $11,083 million.  The tax deductible write-down on shares is also further discussed on page F-71 of the Form 20-F, which is copied for the Staff’s convenience below:

The 2012 increase in tax losses carried forward relates primarily to 37.7 billion write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of the ArcelorMittal group’s holding companies in Luxembourg. Under the Luxembourg tax legislation a tax consolidation is allowed.  Those investments were being carried at market values that had been established following the combination in 2006 of Mittal Steel and Arcelor.  Such write-down charges, which are tax deductible under the Luxembourgish legislation and can be carried forward indefinitely, reflect the downward revision of expected underlying future cash flows in the context of a weaker macro-economic and market environment primarily in Europe and expectations that it will persist over the near and medium term.

 The $4.3 billion write-down in goodwill accounts for the permanent item labeled as “Non tax deductible goodwill impairment” in the table, for an amount of $1,260 million.  As shown in the table above, no non-tax deductible provisions were recorded as permanent items in 2012.

  Note 29: Financial Information for Issuer, Guarantor Subsidiaries…., page F-101

4.
You disclose that on April 14, 2004, ArcelorMittal USA issued senior, unsecured debt securities due 2014. You indicate that the bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries. Please disclose whether or not there are any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. Please refer to Rule 3-10(i)(9) of Regulation S-X.

The Company acknowledges the Staff’s comment.  The Company believes there are no significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan and will add disclosure stating this in its future filings.

Securities and Exchange Commission, p. 5

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Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to the undersigned (+33-1-4074-6924) or Monica Kays (+33-1-4074-6983).

Sincerely,
/s/ John D. Brinitzer John D. Brinitzer

cc:	Simon Evans, Esq. (ArcelorMittal)